                                                                       EXHIBIT 1

                          NORTH AMERICAN PALLADIUM LTD.

                             MATERIAL CHANGE REPORT


TO:              British Columbia Securities Commission
                 Alberta Securities Commission
                 Saskatchewan Financial Services Commission, Securities Division Ontario Securities Commission
                 Commission des valeurs mobilieres du Quebec
                 Nova Scotia Securities Commission
                 Securities Commission of Newfoundland and Labrador

ITEM 1.     REPORTING ISSUER

            The reporting issuer filing this material change report is North American Palladium Ltd. (the "Corporation"), Suite 2116, 130 Adelaide Street West, Toronto, Ontario, M5H 3P5.

ITEM 2.     DATE OF MATERIAL CHANGE

            August 9, 2005

ITEM 3.     NEWS RELEASE

            A news release was issued on August 9, 2005 through CNW news wire service.

ITEM 4.     SUMMARY OF MATERIAL CHANGE

            The Corporation announced the financial results for the three and six-month periods ended June 30, 2005.

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE

            See attached news release.


ITEM 6.     RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

            N/A

ITEM 7.     OMITTED INFORMATION

            N/A

ITEM 8.     EXECUTIVE OFFICER

            Mary D. Batoff, Vice President, Legal & Secretary

            Tel.:  416-360-2655

ITEM 9.     DATE OF REPORT

            August 19, 2005.

                                                        2116-130 ADELAIDE ST. W.
                                                             TORONTO, ON M5H 3P5
                                                                 T. 416.360.7590
                                                                 F. 416.360.7709
[LOGO] North American Palladium Ltd.                         WWW.NAPALLADIUM.COM
--------------------------------------------------------------------------------

For Immediate Release                                               News Release
August 9, 2005                                          Trading Symbol TSX - PDL
                                                                      AMEX - PAL


                     NORTH AMERICAN PALLADIUM LTD. ANNOUNCES
                      SECOND QUARTER 2005 FINANCIAL RESULTS

                              RESULTS OF OPERATIONS
                              ---------------------


The Company realized a net loss for the three months ended June 30, 2005 of $15,228,000 or $0.29 per share on revenues of $23,544,000 compared to net income of $2,834,000 or $0.06 per share on revenues of $51,712,000 for the corresponding period a year earlier.

For the six months ended June 30, 2005, the Company realized a net loss of $22,964,000 or $0.44 per share on revenue of $49,750,000 compared to net income of $8,955,000 or $0.17 per share on revenue of $104,868,000 for the six months ended June 30, 2004.

In the second quarter of 2005, the Company's palladium revenue was affected by a 37% decline in palladium production compared to the year earlier period, together with a continuing low palladium price. During the second quarter of 2005, revenue was recorded on 42,399 ounces of palladium at the June 30, 2005 quoted market price of US$183 per ounce, compared to an average realized palladium price for the first quarter of 2005 of US$224 per ounce and a realized price of US$325 per ounce in the second quarter of 2004, which was the floor price under the palladium sales contract in that period. Variations from the provisionally priced sales will be recognized as revenue adjustments as they occur until the price is finalized. In addition, revenue from by-product metal declined by 29% to $13,753,000 in the second quarter of 2005 compared to $19,503,000 in the second quarter of 2004, reflecting the decreased production of nickel, platinum, gold and copper. Despite the lower by-product production, prices for these metals continued well above historical levels. Partially offsetting the higher by-product prices was a strengthening Canadian dollar which averaged US$0.80 in the second quarter 2005, compared to US$0.74 in the second quarter 2004.

Production costs including overheads but excluding non-cash amortization were $26,176,000 during the second quarter of 2005 compared to $27,489,000 during the second quarter of 2004, while unit costs to produce palladium (production costs including overhead and smelter treatment, refining and freight costs), net of by-product metal revenues and royalties, increased to US$322 per ounce in the second quarter of 2005 compared to US$158 per ounce in the second quarter of 2004. The increase in unit cash costs was caused by a 17% decline in mill throughput combined with lower ore grades and metal recoveries, which led to a 37% decline in palladium production and a 29% drop in revenue from by-product metals. In addition, during the second quarter there was an increase in the waste strip ratio and continuing pressure on


News Release, August 9, 2005      Page 1 of 12     North American Palladium Ltd.

operating costs, particularly diesel fuel and ongoing mill repairs which resulted in approximately $3.0 million of additional costs in the quarter.

During the second quarter of 2005, the mill processed 1,195,304 tonnes of ore, or an average of 13,135 tonnes per day, with a palladium grade of 1.78 grams per tonne, producing 48,230 ounces of palladium at a recovery rate of 70.4%. This compares with the second quarter of 2004, when the mill processed 1,445,445 tonnes of ore, or 15,884 tonnes per day, with a palladium grade of 2.22 grams per tonne, producing 75,970 ounces of palladium at a recovery rate of 73.5%. Metal production during the second quarter of 2005 was affected by lower recoveries and reduced average daily mill throughput. Metal recovery was negatively affected by fluctuating mill throughput and problems associated with treating a lower grade of ore. Mill availability was also affected by severe weather, which resulted in several significant power disruptions.

Non-cash amortization expense decreased to $4,799,000 in the second quarter of 2005 compared to $8,885,000 in the second quarter of 2004. The reduced amortization expense in the current quarter is attributable to the decrease in palladium production, along with a lower unit of production amortization rate as a result of the asset impairment charge recorded in 2004, which resulted in an approximate 40% reduction in the unit amortization rate.

With the ramp-up in activity on the Company's exploration projects, exploration expense increased to $1,662,000 in the second quarter of 2005 compared to $518,000 in the year-earlier period. The Company incurred interest expense on long-term debt of $611,000 in the second quarter of 2005 compared to $411,000 in the second quarter of 2004.

                        CASH FLOW AND FINANCIAL POSITION
                        --------------------------------

Cash used in operations (prior to changes in non-cash working capital) was $10,200,000 for the second quarter of 2005 compared to cash provided by operations of $13,769,000 for the second quarter of 2004. The primary reason for the decrease in operating cash flow was the significant decline in revenue from metal sales. Changes in non-cash working capital provided $12,398,000 in the second quarter compared to $6,381,000 in the second quarter of 2004. The major item affecting the non-cash working capital was a $12,339,000 reduction in concentrate inventory awaiting settlement. The reduction was caused by a decrease in the physical quantity of palladium in concentrate awaiting settlement, which declined to 83,755 ounces at June 30, 2005 compared to 114,186 ounces at December 31, 2004. After allowing for working capital changes, cash provided by operations was $2,198,000 in the second quarter of 2005 compared to $20,150,000 in second quarter of 2004.

Investing activity required $7,722,000 of cash in the second quarter of 2005 compared to $4,019,000 in the second quarter of 2004. During the quarter, the Company advanced the underground mine development, with 174 metres of main ramp development and completed the first stage of the ventilation raise development. The underground mine development is progressing towards stope production in the first quarter of next year. During the six months ended June 30, 2005, the Company incurred $19,170,000 on capital expenditures, of which $5,379,000 were acquired by means of capital lease.

The Company's long-term debt position was $51.6 million at June 30, 2005 compared to $50.2 million at December 31, 2004, and it had cash and cash equivalents of $63.3 million at June 30, 2005.


News Release, August 9, 2005      Page 2 of 12     North American Palladium Ltd.

                              PRODUCTION STATISTICS
                              ---------------------

                                            Second Quarter                      Six Months
                                                June 30                           June 30
                                   ---------------------------------- --------------------------------
                                         2005             2004              2005            2004
                                   ----------------- ---------------- ----------------- --------------
  PALLADIUM (OZ)                             48,230           75,970           100,802        167,231
  Payable Palladium (oz)                     43,959           69,399            91,883        152,766
  Platinum (oz)                               5,123            6,319            10,505         13,302
  Gold (oz)                                   3,834            6,249             7,965         14,004
  Copper (lbs)                            1,432,890        2,103,948         2,994,930      4,245,703
  Nickel (lbs)                              643,505        1,060,318         1,421,705      2,381,519
  -------------------------------- ----------------- ---------------- ----------------- --------------
  Ore Tonnes Milled                       1,195,304        1,445,445         2,351,626      2,794,224
  Ore Tonnes Mined                          935,263        1,305,529         2,204,138      2,958,196
  Waste Tonnes Mined                      2,964,600        2,848,833         6,306,033      5,074,933
  -------------------------------- ----------------- ---------------- ----------------- --------------
  Waste to Ore Strip Ratio                   3.17:1           2.18:1            2.86:1         1.72:1
  -------------------------------- ----------------- ---------------- ----------------- --------------

                                   EXPLORATION
                                   -----------

At Lac des Iles, the Company currently has four surface drills actively expanding the known resource of the Offset High Grade Zone. Two additional holes (05-006 and 05-007) have been completed since the last reported results (SEE PRESS RELEASE DATED JULY 11, 2005) bringing the current number of completed holes to 4 of the planned 12 to 14 hole program. To date, all 4 holes have intersected the target horizon at its projected depth. It should be noted that the holes on average represent 120-140 metre step-outs from any previous drill intercept.

Hole 05-006 intersected the Offset High Grade Zone at the -440 metres above sea level, approximately 100 metres down dip and 100 metres south of previously released drill hole 01-047 (see attached figure to press release posted on corporate website at napalladium.com). Hole 05-007 encountered the target horizon at the -330 metres above sea level 180 metres south of drill hole 01-047 and intersected two zones of mineralization.

----------------- ---------------------------------- ------------------------------------ ----------------------
                              (METRES)                        (GRAMS PER TONNE)                     %
----------------- ---------------------------------- ------------------------------------ ----------------------
HOLE ID             FROM         TO       INTERVAL     PALLADIUM      PLATINUM     GOLD    NICKEL      COPPER
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
PREVIOUSLY REPORTED
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
00-205              1094.70     1134.00       39.30           5.88          0.35    0.35       0.11        0.07
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
REPORTED JULY 11, 2005
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
05-005              1107.90     1129.05       21.15           4.91          0.32    0.17       0.07        0.05
                  ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
incl                1115.00     1129.05       14.05           5.58          0.35    0.21       0.07        0.06
                  ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
and                 1137.00     1140.00        3.00           6.97          0.42    0.29       0.16        0.03
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
05-008               819.00      824.00        5.00           2.75          0.26    0.18       0.45        0.29
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
REPORTED TODAY
---------------------------- ----------- ----------- -------------- ------------- ------- ---------- -----------
05-006              1056.00     1085.40       29.40           8.19          0.48    0.62       0.17        0.14
incl                1056.00     1073.00       17.00          10.58          0.58    0.53       0.13        0.08
incl                1062.00     1069.10        7.10          15.38          0.76    0.80       0.16        0.09
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
05-007               994.60     1003.80        9.20           3.36          0.38    0.21       0.13        0.12
                  ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
and                 1050.50     1077.50       27.00           5.64          0.48    0.41       0.08        0.09
                  ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
incl                1053.50     1065.50       12.00           7.77          0.66    0.49       0.12        0.14
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------

News Release, August 9, 2005      Page 3 of 12     North American Palladium Ltd.

On July 21, 2005 the Company executed a definitive Option Joint Venture Agreement with URSA Major Minerals Corporation "URSA" whereby the Company can acquire a 60% interest in USRA's interest in the Shakespeare Property (approximately 80% URSA: 20% Falconbridge Limited). The Shakespeare Option Joint Venture Agreement is subject to URSA's receipt of regulatory and shareholder approval. The Company also has an agreement with URSA to acquire a 50% interest in the adjoining 100% URSA owned Agnew Lake Properties, located in the Sudbury area. The Shakespeare Project hosts the Shakespeare Deposit, which contains a diluted Probable Reserve of 7.3 million tonnes at 0.37% Ni, 0.39% Cu, 0.024% Co,
0.37 grams per tonne Pt, 0.40 grams per tonne Pd and 0.20 grams per tonne Au. A full feasibility study on an open pit mine and a 4,000-5,000 tonnes per day "stand alone" mill is currently in progress.

A diamond drill program was completed in the second quarter on the Company's Bird River Project, an Option Joint Venture with Gossan Resources Limited. A total of 8 holes totaling 934 metres were completed. The holes were planned to test priority Airborne EM Conductors delineated from the recently completed VTEM Survey flown over the property. The exploration target on the Bird River Project is for massive sulphide mineralization (Ni, Cu, and PGM) associated with the lower contact zone of the Bird River Sill. Assay results from the current program included 13.75 metres of 1.08%Ni, 0.50%Cu, 0.047% Co, 0.396 grams per tonne Pt, and 1.108 grams per tonne Pd (including 4.75 metres of 2.14 % Ni and 0.44% Cu) from drill hole BR-05-02.

Elsewhere the Company recently completed a detailed airborne survey over their Lynn Lake Properties, an Option Joint Venture Agreement with Rare Earth Metals Corp. located within the historic Lynn Lake Mining camp in northern Manitoba. A field crew will be mobilized to start ground truthing selected targets once the results from the airborne survey have been analyzed.

First pass mapping and prospecting on the Company's Tyko and Bulldozer Lake Properties located approximately 30 kilometres southeast of Manitouwadge, Ontario identified a new discovery termed the "RJ Showing" from which grab samples have returned values up to 2.5% Ni and 0.5% Cu from a mineralized ultramafic body located 1500 metres northwest of the original Tyko Prospect. Field work is continuing.

                              MANAGEMENT'S OUTLOOK
                              --------------------

By the end of second quarter mill throughput and availability improved greatly due to the efforts of the mill operations team and the new maintenance system. During July the mill averaged more than 14,000 tonnes per day and was averaging over 15,000 tonnes per day by month's end, which is a significant improvement from earlier this year. Expectations are for the productivity of the mill to continue improving through the end of the third quarter 2005 and be in shape to maintain an average above 15,000 tonnes per day moving forward. In spite of the mill's improved throughput performance its feed will remain below 2 grams per tonne and as a result palladium recovery will remain below 75%. The second quarter's recovery issues continue into the third quarter and are being addressed. The combination of low grade and low mill recovery will continue to challenge operations ability to bring production costs in line with the current depressed palladium price.

The underground mine development is scheduled for commercial production during the first quarter of 2006. Ground conditions remain excellent with little or no ground water influx. The first drive into the ore is scheduled to begin late in the third quarter.

Palladium prices again remained flat during the second quarter and traded at an average of $190 per ounce. While mine production is currently lagging consumption, the market appears to be in an over


News Release, August 9, 2005      Page 4 of 12     North American Palladium Ltd.

supply due to the existing above ground stocks. The combination of year over year increasing palladium demand, along with above ground stocks being depleted, allows management to continue to remain optimistic the palladium price will return to more sustainable levels in 2006 and trade at a more historical relationship to platinum. With platinum now trading at over $900 an ounce it suggests there will be greater emphasis on substitution for palladium.

--------------------------------------------------------------------------------
The Company will host its second quarter conference call at 1 pm EDT on Wednesday, August 10, 2005. The toll-free conference call dial-in number is 1-800-814-4853 and the local and overseas dial-in number is 416-640-4127. The conference call will be simultaneously web cast and archived at www.napalladium.com in the Investor Centre under Conference Calls. A replay of the conference call will be available until August 24, 2005; toll-free at 1-877-289-8525, locally and overseas at 416-640-1917, passcode 21132883.

NORTH AMERICAN PALLADIUM'S LAC DES ILES MINE IS CANADA'S ONLY PRIMARY PRODUCER OF PLATINUM GROUP METALS AND IS ONE OF THE LARGEST OPEN PIT BULK MINEABLE PALLADIUM RESERVES IN THE WORLD. THE COMPANY ALSO EARNS SUBSTANTIAL REVENUE FROM BY-PRODUCT NICKEL, PLATINUM, GOLD AND COPPER. IN ADDITION TO OPERATING LAC DES ILES, THE COMPANY'S MANDATE IS TO EXPAND ITS PRODUCTION PROFILE THROUGH AN AGGRESSIVE EXPLORATION CAMPAIGN, DESIGNED TO INCREASE ITS EXPOSURE TO BASE AND PRECIOUS METALS. PALLADIUM USE IN THE AUTO INDUSTRY CONTINUES TO BE AN IMPORTANT COMPONENT IN CONTROLLING EXHAUST EMISSIONS AS MANDATED BY MORE STRINGENT HYDROCARBON EMISSIONS STANDARDS FOR CARS, PARTICULARLY IN THE UNITED STATES, EUROPE AND JAPAN. PALLADIUM IS ALSO USED IN THE DENTAL, ELECTRONICS, JEWELLERY AND CHEMICAL SECTORS.

For further information contact:
Andre Douchane - President & CEO
Tel:  (416) 360-2656       email: ADOUCHANE@NAPALLADIUM.COM

George D. Faught - Vice President Finance & CFO
Tel:  (416) 360-2650       email: GFAUGHT@NAPALLADIUM.COM

Douglas H. Bache - Treasurer
Tel:  (416) 360-2651       email: DBACHE@NAPALLADIUM.COM

Forward-Looking Statements - Certain statements included in this news release are forward-looking statements which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as "estimate", "expect", "believe", "intend", "budget", "plan", "scheduled" and other similar expressions are intended to identify forward-looking statements. In particular statements relating to the estimated future metal prices, cash flows, expenses, capital costs, ore production, mine life, financing, construction and commissioning are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control, that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, changes in the US/CDN dollar exchange rate, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tonnes milled, geological, technical, mining or processing problems, recoverability of metals, future profitability and production, availability of financing on acceptable terms and unexpected problems during the development, construction and start-up phases of the underground mine. For a more comprehensive review of risk factors, please refer to the Company's most recent Annual Report under "Management's Discussion and Analysis of Financial Results" and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canada provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.


News Release, August 9, 2005      Page 5 of 12     North American Palladium Ltd.


                          NORTH AMERICAN PALLADIUM LTD.
                           CONSOLIDATED BALANCE SHEETS
                    (Canadian funds in thousands of dollars)


                                                                June 30             December 31
                                                                  2005                  2004
                                                            -----------------     -----------------
                                                              (unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                $        63,250      $         65,755
Concentrate awaiting settlement, net - Note 2                     38,574                68,259
Inventories                                                        8,865                 8,954
Crushed and broken ore stockpiles - Note 3                        10,067                 9,256
Accounts receivable and other assets                                 935                 1,615
                                                            -----------------     -----------------
                                                                 121,691               153,839

Mining interests, net                                            145,577               136,009
Mine restoration deposit - Note 4                                  6,573                 5,973
Crushed and broken ore stockpiles - Note 3                         1,089                 1,379
Deferred financing costs                                             676                   697
                                                            -----------------     -----------------
                                                         $       275,606      $        297,897
                                                            -----------------     -----------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities                 $        18,114      $         20,231
Taxes payable                                                        (24)                  521
Current portion of obligations under capital leases                2,198                 1,481
Current portion of long-term debt - Note 5                         6,903                 6,815
Kaiser-Francis credit facility - Note 5                           14,095                    --
                                                            -----------------     -----------------
                                                                  41,286                29,048

Mine restoration obligation                                        7,743                 7,592
Obligations under capital leases                                   6,738                 3,182
Long-term debt - Note 5                                           21,708                24,851
Kaiser-Francis credit facility - Note 5                               --                13,842
Future mining tax liability                                        1,281                 1,549
                                                            -----------------     -----------------
                                                                  78,756                80,064
SHAREHOLDERS' EQUITY
Capital stock - Note 7                                           324,540               322,904
Contributed surplus                                                  918                   573
Deficit                                                         (128,608)             (105,644)
                                                            -----------------     -----------------
Total shareholders' equity                                       196,850               217,833
                                                            -----------------     -----------------
                                                         $       275,606      $        297,897
                                                            -----------------     -----------------

News Release, August 9, 2005      Page 6 of 12     North American Palladium Ltd.


                                                   NORTH AMERICAN PALLADIUM LTD.
                                       CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND DEFICIT
                           (Canadian funds in thousands of dollars, except share and per share amounts)
                                                            (unaudited)


                                                                    Three Months Ended                   Six Months Ended
                                                                          June 30                             June 30
                                                              --------------------------------    --------------------------------
                                                                  2005               2004             2005              2004
                                                              --------------     -------------    -------------     --------------
REVENUE FROM METAL SALES - Note 8                          $       23,544             51,712           49,750           104,868
                                                              --------------     -------------    -------------     --------------
OPERATING EXPENSES
Production costs, excluding amortization and
   asset retirement costs                                          26,176             27,489           49,409            52,487
Smelter treatment, refining and freight costs                       4,324              7,321            8,997            12,652
Amortization                                                        4,799              8,885            9,528            18,731
Administrative                                                      1,792              1,072            3,387             2,289
Exploration expense                                                 1,662                518            2,505               947
Asset retirement costs                                                122                223              246               466
Loss on disposal of capital assets                                     --                491               --               623
                                                              --------------     -------------    -------------     --------------
Total operating expenses                                           38,875             45,999           74,072            88,195
                                                              --------------     -------------    -------------     --------------

INCOME (LOSS) FROM MINING OPERATIONS                              (15,331)             5,713          (24,322)           16,673
                                                              --------------     -------------    -------------     --------------

OTHER INCOME (EXPENSES)
Interest on long-term debt                                           (611)              (411)          (1,246)             (898)
Foreign exchange gain (loss)                                          (82)              (264)            (146)           (1,046)
Interest income                                                       439                 66              928               103
Derivative income                                                      --               (257)              --               213
Write-off of deferred financing costs                                  --               (788)              --              (788)
                                                              --------------     -------------    -------------     --------------
Total other income (expenses)                                        (254)            (1,654)            (464)           (2,416)
                                                              --------------     -------------    -------------     --------------

INCOME (LOSS) BEFORE INCOME TAXES                                 (15,585)             4,059          (24,786)           14,257
Income tax expense (recovery) - Note 6                               (357)             1,225           (1,822)            5,302
                                                              --------------     -------------    -------------     --------------
NET INCOME (LOSS) FOR THE PERIOD                                  (15,228)             2,834          (22,964)            8,955

Deficit, beginning of period                                     (113,380)            (7,413)        (105,644)          (13,534)
                                                              --------------     -------------    -------------     --------------
Deficit, end of period                                     $     (128,608)            (4,579)        (128,608)           (4,579)
                                                              --------------     -------------    -------------     --------------

Net income (loss) per share
         Basic                                             $        (0.29)    $         0.06            (0.44)             0.18
                                                              --------------     -------------    -------------     --------------
         Diluted                                           $        (0.29)    $         0.06            (0.44)             0.17
                                                              --------------     -------------    -------------     --------------

Weighted average number of shares outstanding
         Basic                                                 51,997,215         51,254,953       51,870,012        51,114,948
                                                              --------------     -------------    -------------     --------------
         Diluted                                               51,997,215         51,496,798       51,870,012        51,311,421
                                                              --------------     -------------    -------------     --------------

News Release, August 9, 2005      Page 7 of 12     North American Palladium Ltd.


                                               NORTH AMERICAN PALLADIUM LTD.
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                          (Canadian funds in thousands of dollars)
                                                        (unaudited)


                                                                 Three Months Ended                Six Months Ended
                                                                       June 30                          June 30
                                                            ------------------------------    ----------------------------
                                                                2005             2004            2005            2004
                                                            -------------    -------------    ------------    ------------
CASH PROVIDED BY (USED IN)
OPERATIONS
Net income (loss) for the period                        $      (15,228)   $      2,834     $    (22,964)   $      8,955
Operating items not involving cash
    Future income tax expense (recovery)                          (522)            464           (2,207)          3,261
    Amortization                                                 4,799           8,885            9,528          18,731
    Unrealized foreign exchange loss (gain)                        462            (217)             653             549
    Asset retirement costs                                         122             223              246             466
    Stock based compensation                                       167              44              345              90
    Loss on disposal of capital assets                              --             491               --             623
    Write-off of deferred financing costs                           --             788               --             788
    Derivative income                                               --             257               --            (213)
                                                            -------------    -------------    ------------    ------------
                                                               (10,200)         13,769          (14,399)         33,250

Changes in non-cash working capital - Note 9                    12,398           6,381           27,271            (822)
                                                            -------------    -------------    ------------    ------------
                                                                 2,198          20,150           12,872          32,428
                                                            -------------    -------------    ------------    ------------
FINANCING ACTIVITIES
Repayment of long-term debt                                     (1,731)         (5,775)          (3,455)        (15,001)
Issuance of common shares                                        2,908           2,374            3,575           4,677
Mine restoration deposit                                          (300)           (300)            (600)           (600)
Repayment of obligations under capital leases                     (649)           (673)          (1,106)           (876)
                                                            -------------    -------------    ------------    ------------
                                                                   228          (4,374)          (1,586)        (11,800)
                                                            -------------    -------------    ------------    ------------
INVESTING ACTIVITIES
Additions to mining interests                                   (7,722)         (5,144)         (13,791)         (8,894)
Restricted cash equivalents                                         --             704               --             697
Proceeds on disposal of capital assets                              --             421               --             451
                                                            -------------    -------------    ------------    ------------
                                                                (7,722)         (4,019)         (13,791)         (7,746)
                                                            -------------    -------------    ------------    ------------

Increase (decrease) in cash and cash
      equivalents                                               (5,296)         11,757           (2,505)         12,882

Cash and cash equivalents, beginning of period                  68,546          13,075           65,755          11,950
                                                            -------------    -------------    ------------    ------------
Cash and cash equivalents, end of period                $       63,250    $     24,832     $     63,250    $     24,832
                                                            -------------    -------------    ------------    ------------

News Release, August 9, 2005      Page 8 of 12     North American Palladium Ltd.

                          NORTH AMERICAN PALLADIUM LTD.
          NOTES TO THE JUNE 30, 2005 CONSOLIDATED FINANCIAL STATEMENTS
    (in thousands of Canadian dollars except per share and per ounce amounts)
                                   (Unaudited)

1.      BASIS OF PRESENTATION

        These unaudited consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures are included in the Company's audited annual consolidated financial statements included in the Company's annual report to shareholders for the year ended December 31, 2004. Accordingly, these consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for 2004.

2.      CONCENTRATE AWAITING SETTLEMENT

        The gross value of concentrate awaiting settlement represents the value of platinum group metals and base metals from production shipped to and received by the third-party smelters between December 2004 and June 2005, which are in-process at the balance sheet date. At June 30, 2005, concentrate awaiting settlement included 83,755 ounces of palladium (December 31, 2004 - 114,186). Concentrate awaiting settlement was entirely from two domestic customers at June 30, 2005 and December 31, 2004. Revaluations of the net realizable value of concentrate awaiting settlement are included in revenue at each reporting period and are adjusted for the effects of hedging instruments, sales contracts and foreign exchange.

3.      CRUSHED AND BROKEN ORE STOCKPILES

        Crushed and broken ore stockpiles are valued at the lower of average production cost and estimated net realizable value. The amount of stockpiled ore that is not expected to be processed within one year is shown as a long-term asset.

4.      MINE RESTORATION DEPOSIT

        As part of the expansion project, the Company established a revised mine closure plan for the eventual clean-up and restoration of the mine site with the Ontario Ministry of Northern Development and Mines (the "Ministry"), which requires a total amount of $7,802 to be accumulated in a Trust Fund controlled by the Ministry. At June 30, 2005, the Company had $6,573 on deposit with the Ministry and has agreed to make monthly deposits of $100.

5.      LONG-TERM DEBT

        The Company's long-term debt, is comprised of a senior credit facility with a leading equipment finance company and the Kaiser-Francis credit facility. At June 30, 2005, the outstanding long-term debt, including current and long-term portions was $42,706 compared to $45,508 at December 31, 2004. The interest rate under both facilities is LIBOR plus 250 basis points, or 5.64% at June 30, 2005. The senior credit facility is repayable in equal quarterly installments over a five-year period with a final maturity of November 24, 2009 and the Kaiser-Francis facility matures on June 30, 2006.


News Release, August 9, 2005      Page 9 of 12     North American Palladium Ltd.

6.      INCOME TAXES

        The provision for income and mining taxes differs from the amount that would have resulted by applying the combined Canadian Federal and Ontario statutory income tax rates of approximately 38.3%.

                                                                                        Six Months Ended
                                                                                            June 30
                                                                                     2005              2004
                                                                               ----------------------------------
Income tax provision using statutory income tax rates                          $    (9,493)         $  5,489
Increase (decrease) in taxes resulting from:
    Losses not tax benefited                                                         7,093                --
    Resource allowance                                                                 934            (1,459)
    Non-taxable portion of capital gains (losses)                                       (3)             (899)
    Federal large corporations tax                                                     183               430
    Ontario mining taxes                                                              (575)            1,468
    Other                                                                               39               273
                                                                               ----------------------------------
Income tax expense (recovery)                                                  $    (1,822)         $  5,302
                                                                               ----------------------------------

7.      CAPITAL STOCK

                                                                  JUNE 30, 2005                    June 30, 2004
                                                             Shares          Amount            Shares          Amount
                                                         -----------------------------------------------------------------
Common shares issued, beginning of period                    51,709,075      $  322,904         50,895,338    $  313,489
Common shares issued:
  Pursuant to stock options exercised                            81,427             536            394,223         4,215
  To group registered retirement savings
plan participants                                                56,274             536             39,037           462
  Private Placement                                             213,000           2,503                 --            --
  Tax effect of flow-through shares                                  --          (1,939)                --            --
                                                         -----------------------------------------------------------------
Common shares issued, end of period                          52,059,776      $  324,540         51,328,598    $  318,166
                                                         -----------------------------------------------------------------

        At June 30, 2005, the Company had 701,437 stock options outstanding at a weighted-average exercise price of $10.25, expiring at various dates from July 27, 2005 to November 1, 2012. No stock options were granted in the first six months of 2005. The Company recognized a stock based compensation expense of $167 for the three months ended June 30, 2005 and $345 for the six months ended June 30, 2005 (three months ended June 30, 2004 - $44; six months ended June 30, 2004 - $90).

        The Company finances a portion of its exploration activities through the issue of flow through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. At the time the Company renounces the tax attributes of the expenditures to the subscribers, share capital is reduced and future tax liabilities are increased by the estimated income tax benefits renounced.


News Release, August 9, 2005     Page 10 of 12     North American Palladium Ltd.

8.      REVENUE FROM METAL SALES

                                                                      Three Months Ended                Six Months Ended
                                                                           June 30                          June 30
                                                             --------------------------------- --------------------------------
                                                                   2005             2004             2005             2004
                                                             --------------- ----------------- --------------- ----------------
       Palladium (a)                                         $       9,432   $        31,423   $      21,302   $       63,146
       Adjustments for mark-to-market                                  359               786             685            3,098
       Nickel                                                        4,637             7,029           9,523           13,258
       Platinum                                                      4,775             6,227           9,601           11,761
       Gold                                                          1,873             2,398           3,691            5,704
       Copper                                                        2,162             3,104           4,148            6,016
       Other metals                                                    306               745             800            1,885
                                                             --------------- ----------------- --------------- ----------------
                                                             $      23,544   $        51,712   $      49,750   $      104,868
                                                             --------------- ----------------- --------------- ----------------

        (a) The Company had a Palladium Sales Contract with a major automobile manufacturer, which provided for a floor price of US$325 per ounce on 100% of palladium production delivered by June 30, 2005. During the six months ended June 30, 2004, revenue was recognized at the floor price of US$325 per ounce for all of the palladium. During the six months ended June 30, 2005, revenue on 6,403 ounces of palladium production was recognized at the floor price of US$325 per ounce while revenue for the balance of palladium production, which will be available for physical delivery after June 30, 2005, was recognized at the June 30, 2005 quoted market price of US$183 per ounce.

9.      CHANGES IN NON-CASH WORKING CAPITAL

                                                                     Three Months Ended                 Six Months Ended
                                                                          June 30                           June 30
                                                            -------------------------------------------------------------------
                                                                   2005             2004             2005            2004
                                                            -------------------------------------------------------------------
       Cash provided by (used in):
         Concentrate awaiting settlement                    $       12,339  $         3,478   $       29,685  $       (2,512)
         Inventories and stockpiles                                    290            1,366             (432)          1,283
         Accounts receivable and other assets                          304             (452)             680            (168)
         Accounts payable and accrued liabilities                     (106)           2,094           (2,117)           (520)
         Taxes payable                                                (429)            (105)            (545)          1,095
                                                            -------------------------------------------------------------------
                                                            $       12,398  $         6,381   $       27,271  $         (822)
                                                            -------------------------------------------------------------------

        During the six months ended June 30, 2005, mining interests were acquired at an aggregate cost of $19,170 (six months ended June 30, 2004
        - $10,692) of which $5,379 (six months ended June 30, 2004 - $1,798)
        were acquired by means of capital lease.

10.     COMMITMENTS

        The Company enters into forward contracts from time to time to hedge the effects of changes in the prices of metals it produces and foreign exchange on the Company's revenues. Gains and losses realized on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales when the hedge transaction occurs.


News Release, August 9, 2005     Page 11 of 12     North American Palladium Ltd.

        (A)     PLATINUM FORWARD CONTRACTS

        At June 30, 2005, the Company had forward sales contracts for 13,039 ounces of platinum at an average price of US$860 per ounce maturing at various dates through June 2006. The fair value of these forward sales contracts was below their carrying value by $346 as at June 30, 2005.

        (B)     NICKEL SWAP CONTRACTS

        At June 30, 2005, the Company had swap contracts for 2,380,000 lbs. of nickel at an average fixed price of US$6.68 per lb. maturing at various dates through June 2006. The fair value of these swap contracts was above their carrying value by $857 at June 30, 2005.

        (C)     COPPER SWAP CONTRACTS

        At June 30, 2005, the Company had swap contracts for 1,322,000 lbs. of copper at an average fixed price of US$1.26 per lb. maturing at various dates through March 2006. The fair value of these swap contracts was below their carrying value by $195 as at June 30, 2005.

        (D)     GOLD FORWARD CONTRACTS

        At June 30, 2005, the Company had forward sales contracts for 9,000 ounces of gold at an average price of US$439 per ounce maturing at various dates through June 2006. The fair value of these forward sales contracts was below their carrying value by $34 as at June 30, 2005.

11.     COMPARATIVE PERIOD FIGURES

        Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.


News Release, August 9, 2005     Page 12 of 12     North American Palladium Ltd.